PRESS RELEASE

EXHIBIT A

Press Release No. 05-01

METALLICA RESOURCES ANNOUNCES ACQUISITION OF ROYALTY
AND INITIATION OF DRILLING AT EL MORRO PROJECT

January 31, 2005, Toronto, Ontario — Metallica Resources Inc. (TSX: MR, AMEX: MRB) is pleased to report that it and Noranda Inc. (TSX: NRD, NYSE: NRD) have acquired the 2% net smelter returns (NSR) royalty held by BHP Chile Inc. (BHP Billiton) on the El Morro project for US$2.0 million. Metallica acquired a 30% interest in the royalty for US$0.6 million, while Noranda acquired a 70% interest in the royalty for US$1.4 million. The purchase was made by Metallica and Noranda in accordance with the terms of an exploration agreement between the parties, which allows for Noranda to earn a 70% interest in the El Morro project by paying Metallica US$10 million by September 14, 2005. In addition to the US$10 million payment, the agreement calls for Noranda to complete a bankable feasibility study by September 2007 and finance 70% of Metallica’s 30% share of the capital required to develop the project, if requested by Metallica. In the event that Noranda chooses to not exercise its option to purchase 70% of the project, it has agreed to sell its percentage of the royalty to Metallica for its purchase price of US$1.4 million.

Noranda has informed Metallica that in January 2005 it had begun an 8,000-meter diamond-drilling program directed at the La Fortuna resource on the El Morro project. The objective of the drilling program is to improve the definition of the higher-grade copper enrichment zone and to investigate the geologic distribution of higher-grade gold intervals encountered in previous drilling. Noranda estimates the cost of the program at approximately US$1.7 million.

Based on a 0.4% copper cutoff grade, Noranda has estimated that the La Fortuna zone contains an inferred resource of 465 million tonnes grading 0.61% copper and 0.50 grams per tonne of gold, which equates to approximately 6.2 billion pounds of copper and 7.4 million ounces of gold. With the acquisition of the BHP Billiton royalty, only approximately 5% of the La Fortuna resource remains subject to the 2% NSR royalty.

Ritch Hall, President and CEO of Metallica, stated: “The acquisition of the BHP Billiton royalty clearly demonstrates both Metallica’s and Noranda’s commitment to the El Morro project. It is going to be an exciting first quarter as we eagerly anticipate the results from Noranda’s drilling program.”

Metallica Resources is a Canadian precious and base metal exploration and development company focused on the Americas. It currently has 82.7 million shares outstanding, approximately US$42 million in cash and cash equivalents, and no debt. For further details on Metallica Resources, please visit the Company’s website at www.metal-res.com

CONTACT: Richard J. Hall, President and CEO, (303) 796-0229, Ext. 304.

THE STATEMENTS IN THIS PRESS RELEASE THAT ARE NOT HISTORICAL FACTS CONTAIN FORWARD LOOKING INFORMATION. THESE STATEMENTS ADDRESS FUTURE EVENTS INVOLVING KNOWN AND UNKNOWN RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO VARY MATERIALLY FROM PROJECTED RESULTS. THESE RISKS AND UNCERTAINTIES INCLUDE THOSE DESCRIBED IN METALLICA’S FORM 20-F.